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                                                                   Exhibit 14

Contact:  Michael J.  Halloran

708 - 449 - 8600

Hillside, Illinois July 31, 1995 -- Wallace Computer Services, Inc. (NYSE:WCS) announced that it has sent the following letter to the Chief Executive Officer of Moore Corporation Limited, which yesterday announced an unsolicited proposal to acquire Wallace for $56 per share in cash:

     Dear Mr. Braun:

     We have received your letter dated July 30, 1995 in which you have proposed an acquisition of Wallace Computer Services, Inc. at $56 per share in cash. With the assistance of financial and legal advisors, the Board of Directors of Wallace will consider the proposal in due course. Goldman, Sachs & Co. has been retained in this regard. After the Board has determined its position with respect to the proposal, we will inform you. If appropriate at that time, we will also respond to various assertions in your letter and public statements.

     Sincerely,

     Robert J.  Cronin
     President and CEO

Wallace is a leader in the manufacture and distribution of consumable products for solving information processing problems. The company is headquartered in Hillside, Illinois and has manufacturing, distribution and sales facilities throughout the United States.